Exhibit 99.p.7

CODE OF ETHICS

AMENDED AND RESTATED

FEBRUARY 2016

THIS CODE OF ETHICS (THE “CODE”) IS THE PROPERTY OF AQR CAPITAL MANAGEMENT, LLC AND ITS INVESTMENT ADVISORY AFFILIATES, INCLUDING CNH PARTNERS, LLC AND ITS INVESTMENT ADVISORY AFFILIATES (COLLECTIVELY, “AQR” OR THE “FIRM”). THE CONTENTS OF THIS CODE ARE CONFIDENTIAL, AND SHOULD NOT BE SHARED WITH ANY THIRD PARTIES WITHOUT THE PRIOR PERMISSION OF THE CHIEF COMPLIANCE OFFICER.

TABLE OF CONTENTS

A.	Fiduciary Obligations	3

B.	Confidential Information	3

C.	Personal Securities Transactions and Private Investments	4

D.	Policy to Prevent Trading on Material Nonpublic Information	9

E.	Outside Business Activities	12

F.	Related Persons	13

G.	Charitable Contributions	13

H.	Political Contributions	14

I.	Gifts and Entertainment	15

J.	Whistleblowing Policy	17

A.	Fiduciary Obligations

The Firm is a registered investment adviser with the U.S. Securities and Exchange Commission (“SEC”) under the Advisers Act. As a registered investment adviser, the Firm owes a fiduciary duty to its Clients. The fiduciary standard imposes an affirmative duty of utmost good faith upon the Firm to provide full and fair disclosure of all material facts to its Clients. The fiduciary standard requires the Firm to avoid misleading its Clients and prospective Clients, particularly where the Firm’s interests may conflict with those of its Clients.

Fundamental to the fiduciary standard are the duties of loyalty and care. The duty of loyalty requires the Firm to serve the best interests of its Clients and put its Clients’ interests ahead of those of the Firm. The duty of care requires the Firm to reasonably ensure that it bases its recommendations on materially accurate and complete information.

More specifically, as a fiduciary, the Firm requires its Employees to:

•	Have a reasonable, independent basis for its investment advice;
•	Ensure that its investment advice is suitable to the Client’s objectives, needs and circumstances;
•	Obtain best execution for Clients’ transactions where the Firm is in a position to direct brokerage transactions;
•	Refrain from effecting personal transactions inconsistent with Client interests; and
•	Avoid actual or potential conflicts of interest.

B.	Confidential Information

Confidential Information includes any non-public information, records, files, documents or correspondence regarding the Firm, Employees, Clients or the business of the Firm. Confidential Information includes, but is not limited to, the following:

•	The identity of the Firm’s Clients and information related to Client accounts or any personal information;
•	Employee personal information;
•	Information related to the Firm’s operational or organizational structure, performance, financial assets, net worth, revenues or net income;
•	Information related to the Firm’s portfolio, trading and/or execution strategies, research, models and/or capital deployment; and
•	Software or programs developed by the Firm.

Employees should take special caution to safeguard the Firm’s Confidential Information. Employees should not circulate or discuss Confidential Information inside or outside of the Firm with unauthorized individuals. Employees should not use, disclose, or divulge any Confidential Information except as may otherwise be required in connection with the business of the Firm.

Other than in the ordinary course of the Employee’s duties for the Firm, during and subsequent to the Employee’s employment, the Employee shall not copy, take pictures of, remove or forward from the Firm’s premises, either directly or indirectly, any drawings, writings, prints, documents, telephone/address directories (whether in hard copy or digital), computer discs, hard drives, thumb or flash drives, cloud systems or anything else containing, embodying, or disclosing any Confidential Information of the Firm or any of its Clients without the prior written permission of the CCO or the General Counsel. Upon the termination or resignation of the Employee’s employment with the Firm for any reason, the Employee is expected to immediately return any such items to the Firm.

Nothing in this Manual shall prohibit or restrict an Employee from participating, cooperating, or testifying in any action, investigation, or proceeding with, or providing information to, any governmental agency, legislative body, or any self-regulatory organization, provided that, to the extent permitted by law, upon an Employee’s receipt of any subpoena, court order or other legal process compelling the disclosure of any such information, documents, or testimony, an Employee shall give prompt prior written notice to the CCO or the Compliance Department in order to provide the Firm reasonable opportunity to take appropriate steps to protect its Confidential Information.

While the Firm endeavors to preserve the confidentiality of Confidential Information, such information may be made available to certain other Firm employees for compliance monitoring and other purposes. In addition, such information may be disclosed to relevant regulatory or self-regulatory organizations to fulfill the Firm’s various regulatory obligations, or otherwise when disclosure is required by law, or is necessary for the purpose of, or in connection with, legal proceedings or to defend legal rights.

C.	Personal Securities Transactions and Private Investments

1.	Reporting of Transactions in Personal Accounts

a.	General Policy

It is the general policy of the Firm that Covered Persons may trade Securities in Personal Accounts in which they have a direct or indirect Beneficial Interest only if they comply with the Firm’s Personal Trading policies outlined herein. This policy applies to all of the transactions and holdings of a Covered Person in Covered Securities. All exceptions to this policy must be approved by the CCO.

b.	Duplicate Trade Confirmations and Statements

Covered Persons are required to disclose all Personal Accounts1 to the Compliance Department. Upon disclosure of the accounts, the Compliance Department will notify the broker(s) to provide (i) copies or electronic transmissions of all trade confirmations relating to transactions in the Covered Person’s Personal Accounts, and (ii) duplicate copies of periodic brokerage statements or electronic transmissions of monthly holdings.

Trade confirmations should include the following information, as applicable:

•	Personal Account holder’s name and account number;
•	Ticker symbol or CUSIP;
•	Interest rate and maturity date;
•	Quantity of shares or Securities, and the principal amount;
•	Date and nature of transaction (i.e., purchase, sale or other acquisition or disposition);
•	Price of the Security; and
•	Name of broker, dealer or bank through which the transaction was effected.

For any transaction or holding (e.g., Private Investments) that does not appear on a trade confirmation or brokerage statement, the Employee must provide the Compliance Department with the same information enumerated above within ten (10) days of the end of the calendar quarter in which the transaction occurred. These transactions generally require pre-clearance via the Firm’s Compliance System (see Section C.2.c “Transactions in Private Investments” before engaging in such transactions).

c.	Personal Accounts Limited to Approved Brokers

Covered Persons may only maintain Personal Accounts with Firm-approved brokers (see Section IV “Approved Brokers”). Once an account is opened with an approved broker, the Employee must obtain Compliance Department approval to commence trading in Covered Securities. In addition, Employees must notify the Compliance Department through the Firm’s Compliance System when closing a Personal Account. Any exception to this policy must be approved by the CCO.

d.	Third-Party Managed Accounts

Covered Persons are permitted to maintain third-party managed accounts (subject to the Compliance Department’s prior approval) with Approved Brokers that provide the Firm with a copy of the account management agreement and certify to the Firm that the investment manager has exclusive discretionary authority over the account. Transactions within Personal Accounts managed by an independent third-party with exclusive discretionary authority are exempt from the Firm’s pre-clearance requirement.

1 New Employees and their Members of Household must disclose all Personal Accounts and securities holdings within ten (10) days of the time the new Employee is hired. Holdings must be current as of a date not more than 45 days prior to the date the individual becomes a Covered Person. This includes Limited Offerings, or Private Placements or Private Investments and all Covered Securities not held at a broker/dealer.

Note - If such an arrangement is not in writing, pre-clearance of transactions within such accounts will be required.

All transactions and holdings within third-party managed accounts are subject to periodic monitoring by the Compliance Department.

e.	Annual Holdings Reports and Certifications

On an annual basis, each Employee is required to certify to their holdings in all Covered Securities and certify to all transactions in Covered Securities no later than 45 days after the end of the calendar year. Additionally, Employees must certify on a quarterly basis adherence to this policy. Please note that such certifications are required even if the Employee does not hold Personal Accounts or does not or enter into any transactions during the reporting period.

2.	Pre-clearance Requirements

a.	Transactions in Covered Securities

Employees are required to pre-clear all transactions in Covered Securities through the Firm’s Compliance System.

Employees must adhere to the following pre-clearance procedures:

•	If a pre-clearance request is approved, the approval is effective until local market close on the date of approval;
•	The Compliance Department reserves the right to deny any trade for any reason. The reasons for any such denial may not be shared with the Employee; and
•	If a pre-clearance request is approved, there may be a possibility that the trade will subsequently be denied by the Compliance Department.

Note - Facts and circumstances may occur, post pre-clearance approval, which may compel the Compliance Department to require a reversal of the trade and disgorgement of any resulting gains.

b.	Transactions in Exempt Securities

Employees are not required to pre-clear or report positions in the following Exempt Securities:

•	Direct obligations of the Government of the United States;
•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;
•	Shares issued by open-end registered investment companies (mutual funds), excluding AQR Affiliated Mutual Funds; and
•	Currency futures, currencies, currency forwards and derivatives thereof.

c.	Transactions in Private Investments

Employees are required to pre-clear all transactions in Private Investments through the Firm’s Compliance System. Employees are also required to provide the Compliance Department with a copy of any offering memorandum, term sheet, subscription agreement, or other information, as required.

d.	Personal Loans

Employees must pre-clear with the Compliance Department any personal loan with a Financial Institution that will be collateralized by Securities. Pre-clearance involves supplying the Compliance Department with the name of the Financial Institution, the Security or Securities used as collateral and a description of the loan’s purpose.

The pre-clearance request should be emailed to the Compliance Department.

e.	Transactions in Affiliated Managers Group, Inc. (“AMG”) Securities

Employees are prohibited from trading AMG Securities in their Personal Accounts. Note - The Firm’s investment management teams are prohibited from purchasing or selling AMG Securities in Client portfolios.

f.	Transactions and Holdings in ETFs and AQR Affiliated Mutual Funds

Employees are not required to pre-clear transactions in ETFs or AQR-Affiliated mutual funds. However, Employees must report positions in AQR Affiliated Mutual Funds2 and ETFs in the same manner as Section C.1.b (Duplicate Trade Confirmations and Statements) above.

g.	Prohibitions and Restrictions on Personal Transactions

•	Material Nonpublic Information.

The purchase or sale of any Securities while in possession of material nonpublic information (“MNPI”) regarding the issuer of such Securities is strictly prohibited. Any Employee who comes into possession of MNPI must immediately contact the CCO or the Compliance Department.

•	Restricted List

Trading in Securities of issuers on the Firm’s Restricted List (including derivatives relating to such Securities) is strictly prohibited. (see Section D.3 “Restricted List” below for further information.)

2 Employees holding shares in AQR Affiliated Mutual Funds directly through ALPS Fund Services, Inc. do not need to report these positions to the Compliance Department. However, any AQR Affiliated Mutual Funds held in accounts outside of ALPS must be reported pursuant to Section C.1.b (Duplicate Trade Confirmations and Statements).

•	Market Timing

The Firm strictly prohibits Employees from engaging in any personal transactions in mutual funds that could be perceived as market timing or in a manner inconsistent with a mutual fund’s prospectus.

•	Required Holding Period

A Covered Person may not purchase and sell, or sell and purchase, the same stock or equivalent (including a Narrow-Based Securities Index) within 30 calendar days. Exceptions may be granted by the CCO under certain circumstances (i.e., extreme financial need).

Note - This policy does not apply to Broad-Based unaffiliated, closed-end funds, unit trusts, ETFs or Exempt Securities.

•	Short Sales

A Covered Person is prohibited from engaging in short sales. If a Covered Person commences employment with an outstanding short position, such position must be exited within 120 days. Prior to exiting the position, the transaction must be pre-cleared with the Compliance Department.

•	Options

A Covered Person is prohibited from trading options. If a Covered Person has an outstanding option position prior to the imposition of this policy or commences employment with such a position, the position must be exercised (subject to the Compliance Department’s pre-clearance) or held until expiration.

•	Warrants

A Covered Person is prohibited from trading warrants. If a Covered Person has an outstanding warrant position prior to the imposition of this policy or commences employment with such a position, the position must be exercised (subject to the Compliance Department’s pre-clearance) or held until expiration.

•	Initial Public Offerings

A Covered Person is prohibited from purchasing any Security issued in an Initial Public Offering.

•	Futures

With the exception of currency futures, a Covered Person is prohibited from trading in all other futures. If a Covered Person has an outstanding futures position prior to the imposition of this policy or commences employment with such a position, the position may be held until the expiration date or exited within 120 days.

Note - if a Covered Person wishes to exit an existing futures position, this transaction must be pre-cleared with the Compliance Department.

•	Front Running

Front running is prohibited. Front running is taking a position (or selling a position) in a Security or interest in a Personal Account with knowledge that the Firm will soon take a position (or sell a position) in the same Security or interest.

•	Scalping

Scalping is prohibited. Scalping refers to taking improper advantage of a Client’s trading for the benefit of a Covered Person’s Personal Account.

•	Excessive Personal Trading Activity

Personal Trading should not interfere with an Employee’s responsibilities to the Firm. The Compliance Department reviews the volume of all Employees’ personal trading and reserves the right to restrict personal trading for a particular Employee or for all Employees.

h.	Personal Trading Violations

The CCO reserves the right to prohibit a Covered Person’s personal trading at any time for any reason. If a Covered Person does not comply with the Firm’s personal trading policies outlined herein, the Firm may require the Covered Person to trade out of the applicable position. Each Covered Person agrees to exit or liquidate, or to cause such positions to be exited or liquidated, upon instructions from the CCO, with the understanding that no explanation is required if such instruction is given, and no liability will accrue to the Firm as a result of losses arising out of such exit or liquidation.

Personal trading violations may lead to disciplinary action, including the suspension of personal trading privileges or termination of employment or referral of the matter to the appropriate regulatory or government agency for civil or criminal investigation.

D.	Policy to Prevent Trading on Material Nonpublic Information

1.	Insider Trading

It is a criminal violation of law and a violation of Firm policy to trade securities on the basis of MNPI or to communicate MNPI. Violation of these restrictions could have severe consequences for both the Firm and its Employees. Any Employee engaging in activity in violation of the provisions set forth in this section may be subject to disciplinary action, including suspension or termination of employment or referral of the matter to the appropriate regulatory agency for civil or criminal investigation. Any Employee who learns of any actual or potential violation of the law or provisions of this section must promptly notify the CCO or the Compliance Department.

ANY EMPLOYEE WHO BELIEVES THAT THEY MAY BE IN POSSESSION OF MNPI MUST:

•	PROMPTLY REPORT THE ISSUE TO THE CCO OR THE COMPLIANCE DEPARTMENT.

•	NOT TRANSACT IN THE SECURITIES OF THE RELEVANT ISSUER IN A CLIENT, FIRM OR PERSONAL ACCOUNT.

•	NOT DISCUSS THE INFORMATION WITH ANYONE INSIDE OR OUTSIDE OF THE FIRM EXCEPT FOR THE CCO OR THE COMPLIANCE DEPARTMENT.

•	NOT FACILITATE THE USE OR DISCLOSURE BY OTHERS (INCLUDING AN EMPLOYEE) OF MNPI.

Federal, state and international securities laws and regulations prohibit Securities transactions while in possession of MNPI under certain circumstances, including, but not limited to:

•	“Misappropriated” information or information improperly obtained by the purchaser or seller;
•	Information provided by a corporate insider to the purchaser or seller in exchange for a monetary or non-monetary consideration;
•	Information provided to purchaser or seller with the understanding that it was confidential; or
•	An individual prohibited from trading under items referenced above “tips” the information to the purchaser or seller.

Trading on MNPI or communicating MNPI could result in civil and/or criminal penalties under both federal and state securities laws, including but not limited to:

•	The Firm and/or the offending Employee may be subject to criminal prosecution, and if convicted, significant monetary fines and imprisonment of up to 25 years;
•	The Firm may face SEC action (or action pursuant to a non U.S. law or regulation) seeking monetary and administrative sanctions;
•	The Firm and/or the offending Employee may be subject to lawsuits by private plaintiffs; and
•	The Firm and/or the offending Employee may face suspension, revocation or termination of their registrations or memberships.

2.	Recognizing MNPI

Information is considered “material” if there is a substantial likelihood that a reasonable investor would consider the information important in making an investment decision. Generally, this includes any information the disclosure of which would have a meaningful effect on the price of an outstanding Security.

The assessment of materiality is highly fact-specific. When in doubt, Employees should err on the side of caution and treat the information in question as material and bring it to the attention of the CCO or the Compliance Department for further consideration.

Information is considered “nonpublic” if the issuer to which such information relates has not broadly disseminated that information to investors in the marketplace, such as releasing the information over the news wires, disclosing it in public filings made with a regulatory agency (e.g., Forms 10-K or 10-Q) or otherwise disseminating the information in a manner that makes it fully available to investors in the marketplace.

Examples of where MNPI may arise, depending on the circumstances, include, but are not limited to, the following events:

•	Impending or potential mergers, acquisitions, tender offers, joint ventures, or changes in assets, such as large disposal of the same;
•	Earnings or revenue information and changes in previously disclosed financial information;
•	Liquidity issues or impending bankruptcy;
•	Events regarding the issuer’s securities (e.g., advance knowledge of a ratings downgrade, defaults on securities, calls of securities for redemption, public or private sales of additional securities, stock splits or changes in dividends, repurchase plans or changes to the rights of Security holders);
•	New products or discoveries, or developments regarding clients or suppliers (e.g., the acquisition or loss of a major contract);
•	Major government action involving the issuer (e.g., FDA decision on a new drug);
•	Significant changes in control or management;
•	Content of forthcoming brokerage research reports;
•	Changes in auditors or auditor notification that the issuer may no longer rely on an auditor’s report;
•	Actual or threatened litigation;
•	Information relating to the market for an issuer’s securities, such as a large order to purchase or sell securities;
•	Prepublication of information regarding articles or reports in the financial press; and
•	Information regarding Public Companies in which accounts managed by the Firm hold an investment.

3.	Restricted List

The Firm’s Restricted List is maintained by the Compliance Department and includes a list of Securities for which Personal Account and Firm trading is either partially of wholly prohibited unless pre-approved by the CCO. Securities are placed on the Restricted List for a variety of business or legal reasons. Employees should not speculate as to why a Security was placed on the Restricted List. The Restricted List is highly confidential to the Firm and should not be disclosed externally without the Firm’s permission.

If a particular issuer is placed on the Restricted List, trading is prohibited in all Securities related to the issuer, including: equity, options, rights, swaps, debt, warrants, convertible securities and any other derivative whose market value is determined principally with reference to those Securities.

4.	Expert Networks and Consultants

Another possible source of MNPI involves the use of expert networks or consultants to provide information, advice, analysis, market or industry expertise for use in formulating investment views and decisions. Such expert networks or consultants may have confidential information and/or MNPI by having relationships with current or recent employees of Public Companies; known significant suppliers or distributors to Public Companies; attorneys, accountants and consultants engaged by Public Companies; government officials; or doctors serving on data safety monitoring boards for clinical trials. The use of any and all expert networks or consultants must be pre-approved by the Compliance Department.

E.	Outside Business Activities

Certain outside business activities engaged in by Employees may present a conflict of interest for the Firm. As such, Employees must pre-clear any outside business activities through the Firm’s Compliance System. The Compliance System will notify the Employee’s supervisor to review and approve/deny the outside business activity. If the outside business activity is approved by the Employee’s supervisor, the Compliance System will escalate it to the CCO for final approval. Employees must obtain both the prior approval from their supervisor and the CCO before engaging in any such outside business activities. Outside business activities include, but are not limited to, the following:

•	Being employed by or affiliated with any bank, investment adviser, broker/dealer, futures or Commodities broker;
•	Serving as an officer, director, principal, general partner, employee, consultant of a Public Company or private company or partnership;
•	Serving on a creditors’ or similar committee;
•	Serving on the board of governors/trustees/directors or investment committee or similar committee of any public or private institution (e.g., charity/non-profit, educational institution);
•	Serving as a political appointee or elected official, whether federal, state or local, or with a political party; or
•	Any other outside business activity in which the Employee receives compensation or has a reasonable expectation of compensation.

Note - Volunteer work for a civic, charitable, educational or religious organization does not require pre-clearance unless the Employee is involved in the financial matters of the organization. Volunteer work for a Political Official, political candidate or Political Organization must be done in strict compliance with Section H “Political Contributions” below.

F.	Related Persons

Certain family or personal relationships of Employees may present a conflict of interest for the Firm. As such, Employees are required to disclose to the Compliance Department any Related Person employed by or affiliated with:

•	Governmental agency or entity;
•	Vendor or service provider of the Firm;
•	Client of the Firm;
•	Bank, broker/dealer, futures broker or Commodities broker;
•	Hedge fund (other than the Firm), private equity fund or other institutional money manager or any affiliate thereof;
•	Any other asset manager or investment firm; or
•	An officer or director of a Public Company

Additionally, Employees should disclose to the Compliance Department any non-Related Person engaged in activities they believe may be deemed or appear to be a potential conflict of interest.

Note - All Employees must promptly notify the Compliance Department of any material changes with respect to the employment or affiliations of a Related Person.

G.	Charitable Contributions

1.	Overview

The Firm encourages Employee involvement and contributions to qualified charitable, religious or civic organizations3. Even where it concerns Charitable Contributions, Employees are reminded of their obligation to avoid conflicts of interest that could impact a Clients’ interest or the Firm’s reputation.

2.	Prohibited Charitable Contributions

The following Charitable Contributions are prohibited:

•	Charitable Contributions that are solicited or directed by existing Clients or prospective Clients for the purpose of influencing the award or continuation of a business relationship;
•	Charitable Contributions given as a bribe, payoff or kickback (e.g., in order to obtain or retain business or to secure an improper advantage); or
•	Charitable Contributions that create the appearance or an implied obligation that the giver is entitled to preferential treatment, an award of business, better prices or improved terms.

3 Only organizations exempt from Federal income taxation under Internal Revenue Code section 501(c)(3) are permitted under this policy.

3.	Charitable Contributions - Guidelines

The following guidelines related to Charitable Contributions must be adhered to:

•	Pre-Approval of Charitable Contributions to Clients and Prospective Clients. All Charitable Contributions made by Employees to Clients and prospective Clients, or as a result of a client or prospective client solicitation, must be pre-approved by the Compliance Department.

•	Pre-Approval of Charitable Contributions Made by the Firm. All Charitable Contributions made by the Firm must be pre-approved by the Compliance Department.

•	Report Conflicts of Interest. Employees must report to the Compliance Department any Charitable Contribution which might create an actual or potential conflict of interest with the Firm or Employees and/or its Clients.

4.	Charitable Contributions to Foreign Charities

The Firm does not prohibit or discourage donations to foreign charities. However, the Firm needs to be certain that donations to foreign-based charities are not illegal payments to Foreign Officials in violation of the various anti-bribery laws. The Firm must also confirm that the charity does not act as a conduit to fund illegal activities in violation of U.S. anti-money laundering or other applicable laws.

All Firm and Employee foreign Charitable Contributions must be pre-approved by the Compliance Department.

H. Political Contributions

The Firm’s commitment to the highest level of ethical standards and business conduct extends to the Firm’s business interactions with government officials and entities. In particular, if the Firm is seeking to do business with a governmental entity, the political activities of the Firm and its covered associates can have a significant impact on current and potential business relationships. As such, the Firm has adopted policies to comply with federal, state and local rules and regulations and “Pay-to-Play” rules in order to prevent material conflicts. Failure to comply with these rules and regulations could result in civil or criminal penalties for the Firm and the covered associates involved.

Specifically, Rule 206(4)-5 under the Advisers Act addresses “Pay-to-Play” practices under which direct or indirect payments by investment advisers to state and local government officials are perceived to improperly influence the award of government investment business. The rule does not ban or limit the amount of Political Contributions that can be made by an investment adviser or an employee subject to its provisions but rather imposes a “time out” on the ability of an investment adviser to receive compensation for conducting advisory business with a government entity for two years after certain contributions are made to an official of a government entity. The rule also prohibits an adviser and its covered associates from coordinating or soliciting any contribution or payment to an official of the government entity, or a related local or state political party.

Political Contributions to state or local Political Officials or candidates for state or local public office and state and local Political Organizations are prohibited.

All other Political Contributions should be pre-cleared by the Compliance Department through the Firm’s Compliance System.

I. Gifts and Entertainment

1.	General Policy

The Firm monitors the nature, quantity and frequency of the Gifts and Entertainments that its Employees give and receive. This policy is designed not to deter legitimate business Gifts or Entertainment but to reasonably prevent Gifts or Entertainment from creating an actual or potential conflict of interest or a violation of law, as well to protect the Firm’s reputation. An actual or potential conflict of interest occurs when the personal interests of Employees interfere or could potentially interfere with their responsibilities to the Firm and its Clients. The giving, receiving or solicitation of Gifts or Entertainment could create an appearance of impropriety or may raise a potential conflict of interest. Employees should use common sense in determining whether or not to accept Gifts or Entertainment and to be aware of potential conflicts, and continue to make all decisions in the best interests of the Firm and its Clients.

2.	Pre-clearance and Reporting Requirements

a.	U.S. and Foreign Officials

Under certain circumstances, Gifts and Entertainment can be provided to or received from U.S. Officials and/or Foreign Officials. However, those circumstances are limited. The Compliance Department must pre-approve all Gifts, Entertainment and hospitality provided to or received from U.S. Officials and/or Foreign Officials. Employees must pre-clear these Gifts, Entertainment and hospitality through the Firm’s Compliance System.

b.	Non-Officials

i.	Reporting of Gifts and Entertainment

Employees are required to promptly report to the Compliance Department through the Firm’s Compliance System all Gift and Entertainment benefits they give to, or receive from, persons or entities with which the Firm is currently or potentially conducting business.

Exclusions: De Minimis or Promotional Items. This reporting requirement does not apply to logo items or Gifts of a nominal or de minimis value (less than $25), such as pens, notepads, hats, etc. Gifts valued at or above $25 would not be considered nominal, such as expensive luggage or fleece sweaters, even if they do contain the firm’s logo, and therefore should be reported.

ii.	Pre-clearance of Gifts

Employees must pre-clear all Gifts or promotional items (e.g., books and logo items) exceeding $50 given to, or received from persons with which the Firm is currently or potentially conducting business through the Firm’s Compliance System.

Individual employees should not provide or accept any Gift that would result in the total amount of Gifts given to or received from persons with which the Firm is currently or potentially conducting business to be in excess of $100 in total value during any calendar year unless approved by the CCO.

Employee acceptance of accommodations, tickets or other entertainment when the persons or representatives of the entities with which the Firm is currently or potentially conducting business are not present will be considered a Gift under this policy. Employees should not solicit tickets from any person or entity with which the Firm is currently or potentially conducting business.

The Firm may determine that a Gift is inappropriate or excessive and may direct such gift to be returned or donated to a charity of the Firm’s choosing.

iii.	Pre-clearance of Entertainment

Employees must pre-clear all Entertainment exceeding $150 per person, per occurrence given to, or received from persons with whom the Firm is currently or potentially conducting business through the Firm’s Compliance System.

Individual employees should not provide or accept any Entertainment (including non-educational events) that would result in the total amount of Entertainment given to or received from persons with which the Firm is currently or potentially conducting business to be in excess of $1000 in value during any calendar year unless approved by the CCO.

c.	Educational Events

All educational and training events that the Firm or its Employees are hosting for persons outside the Firm (e.g., AQR Forum, AQR University) must be pre-cleared with the Compliance Department through the Firm’s Compliance System. In addition, any educational or training event where an outside firm will cover the cost for an Employee to attend must be pre-cleared with the Compliance Department through the Firm’s Compliance System. The event must be intended to provide training or education to an attendee. Payment or reimbursement, whether given or received by the Firm or an Employee, for associated meals, lodging and transportation is permissible but reimbursement or payment for other forms of entertainment while at a location (e.g., golf outings, tours) for the purpose of training or education would not be permissible. Additionally, any expenses for a spouse/partner/guest of the attendee at an educational event will not be reimbursed.

3.	Prohibitions and Restrictions on Gifts and Entertainment

a.	General Prohibitions

The following Gifts and Entertainment are prohibited and may not be given or accepted:

•	Gifts and Entertainment prohibited by law;
•	Gifts and Entertainment given as a bribe, payoff or kickback (e.g., in order to obtain or retain business or to secure an improper advantage);
•	Gifts and Entertainment that create the appearance or an implied obligation that the provider is entitled to preferential treatment, an award of business, better prices or improved terms;
•	Gifts and Entertainment that could influence the Employee or recipient or appear to influence the Employee’s or recipient’s ability to act in the best interest of AQR or its Clients or the recipient’s organization;
•	Gifts and Entertainment that would negatively impact the Firm’s reputation;
•	Gifts and Entertainment the Employee/recipient knows are prohibited by the provider’s or recipient’s organization;
•	Gifts of cash, or cash equivalents (such as gift cards or gift certificates);
•	Gifts given in the form of non-cash benefits (e.g., the promise of employment);
•	Entertainment not in good taste or occurs at a venue that is not business appropriate; or
•	Entertainment that might be viewed as excessive in the context of the business occasion.

b.	Travel and Accommodations

Generally, travel and accommodations benefits offered to or by persons or entities with which the Firm is currently or potentially conducting business will be denied. Employees should contact the Compliance Department to discuss reimbursement requirements related to air travel (e.g., travel on a private plane) and accommodations concerning an educational event or business meeting.

J. Whistleblowing Policy

1.	General Policy

All Employees shall report to the CCO, the General Counsel or the AQR Hotline evidence of a:

•	Violation of any applicable federal, state or international securities laws;
•	Breach of fiduciary duty arising under any applicable federal or state laws; or
•	Any similar violation of any federal, state or international law by the Firm or any of its officers, principals, employees or agents.

Note - Nothing contained in this Manual prohibits or restricts an Employee from initiating communications directly with, or responding to any inquiry from, any regulatory or supervisory authority regarding any good faith concerns about possible violations of law or regulation.

2.	Escalation, Investigation and Remediation

Depending on the details of the report, the CCO or the General Counsel may escalate the matter to the Strategic Planning Committee after receiving the report from the Employee(s). The Strategic Planning Committee shall maintain the report in strict confidence. Upon receipt of any such report, the Firm may work with external legal counsel to determine whether further investigation is necessary.

If it is determined that an investigation is warranted, the CCO or the General Counsel will:

•	Initiate an investigation, which may be conducted by the Compliance Department and/or external legal counsel; and
•	Retain such additional experts as the Strategic Planning Committee, in consultation with the CCO and the General Counsel, may deem necessary.

At the conclusion of any such investigation, the CCO or the General Counsel shall:

•	Recommend an appropriate response to any finding of a material violation;
•	Inform the Strategic Planning Committee of the results of the investigation and the appropriate remedial measures to be adopted; and
•	Inform the whistleblower of the findings of the investigation as well as any remedial actions recommended, if any, to ensure that the violations are addressed.

3.	Post-Investigation

The CCO, General Counsel and the Strategic Planning Committee shall monitor the status of the whistleblower to ensure that he or she is not retaliated against due to the reporting of the potentially improper activities.

The CCO, General Counsel and the Strategic Planning Committee shall take all necessary actions to ensure the successful implementation of any remediation efforts.

The Firm’s Whistleblowing Policy shall be reviewed periodically to ensure its effectiveness.

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